UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN

STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Condor Hospitality Trust, Inc. (CDOR)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

20676Y106

(CUSIP Number)

Saúl Zang

Juan Manuel Quintana

Carolina Zang

Pablo Vergara del Carril

Zang, Bergel y Viñes Abogados

Florida 537, 18th Floor C1005AAK

Buenos Aires, Argentina

+54(11) 4322-0033

+54 (11) 5166-7000

(Name, Address and Telephone Number of Person authorized to Receive Notices and Communications)

February 28, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to who copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20676Y106	Page 2 of 28 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Eduardo S. Elsztain
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,543,948*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,543,948*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,543,948*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49%*
14.	TYPE OF REPORTING PERSON IN

*	The Reporting Persons beneficially own 21,543,948 shares of common stock. The Reporting Persons also hold a convertible promissory note (the “Note), convertible into Series D Stock with 632,249 votes that are not included in the calculation because of a 49% voting conversion limitation in the terms of the Note. Also, the Reporting Persons beneficially owns 150,540 warrants, convertible into 150,540 shares of Common Stock subject to a 49.5% voting share limitation that hasn’t been added to calculations.

CUSIP No. 20676Y106	Page 3 of 28 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Agroinvestment S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,543,948*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,543,948*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,543,948*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49%*
14.	TYPE OF REPORTING PERSON CO

*	Refer to note at bottom of Page 2.

CUSIP No. 20676Y106	Page 4 of 28 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) IFIS Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,543,948
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,543,948
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,543,948
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49%*
14.	TYPE OF REPORTING PERSON CO

*	Refer to note at bottom of Page 2.

CUSIP No. 20676Y106	Page 5 of 28 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Inversiones Financieras del Sur S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,543,948
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,543,948
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,543,948
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49%*
14.	TYPE OF REPORTING PERSON CO

*	Refer to note at bottom of Page 2.

CUSIP No. 20676Y106	Page 6 of 28 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cresud Sociedad Anónima Comercial Inmobiliaria Financiera y Agropecuaria
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,543,948
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,543,948
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,543,948
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49%*
14.	TYPE OF REPORTING PERSON CO

*	Refer to note at bottom of Page 2.

CUSIP No. 20676Y106	Page 7 of 28 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Venture Capital Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,543,948
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,543,948
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,543,948
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49%*
14.	TYPE OF REPORTING PERSON CO

*	Refer to note at bottom of Page 2.

CUSIP No. 20676Y106	Page 8 of 28 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Assets Management S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,543,948
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,543,948
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,543,948
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49%*
14.	TYPE OF REPORTING PERSON CO

*	Refer to note at bottom of Page 2.

CUSIP No. 20676Y106	Page 9 of 28 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Venture Capital Uruguay S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,543,948
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,543,948
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,543,948
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49%*
14.	TYPE OF REPORTING PERSON CO

*	Refer to note at bottom of Page 2.

CUSIP No. 20676Y106	Page 10 of 28 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) IRSA Inversiones y Representaciones Sociedad Anónima
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,543,948
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,543,948
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,543,948
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49%*
14.	TYPE OF REPORTING PERSON CO

*	Refer to note at bottom of Page 2.

CUSIP No. 20676Y106	Page 11 of 28 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Efanur S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,543,948
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,543,948
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,543,948
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49%*
14.	TYPE OF REPORTING PERSON CO

*	Refer to note at bottom of Page 2.

CUSIP No. 20676Y106	Page 12 of 28 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Tyrus S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,543,948
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,543,948
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,543,948
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49%*
14.	TYPE OF REPORTING PERSON CO

*	Refer to note at bottom of Page 2.

CUSIP No. 20676Y106	Page 13 of 28 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Jiwin S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,543,948
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,543,948
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,543,948
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49%*
14.	TYPE OF REPORTING PERSON CO

*	Refer to note at bottom of Page 2.

CUSIP No. 20676Y106	Page 14 of 28 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Real Estate Strategies L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,543,948
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,543,948
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,543,948
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49%*
14.	TYPE OF REPORTING PERSON PN

*	Refer to note at bottom of Page 2.

CUSIP No. 20676Y106	Page 15 of 28 Pages

Item 1.	Security and Issuer

This Amendment No. 5 amends and supplements the statement on Schedule 13D (the “Statement”) originally filed with the Securities and Exchange Commission on February 13, 2012, and as amended on February 17, 2012, and as amended on June 18, 2014 and as amended on March 23, 2016, and as amended on January 27, 2017 jointly by Mr. Eduardo S. Elsztain (“Elsztain”), Consultores Assets Management S.A. (“CAM”), Consultores Venture Capital Uruguay S.A. (“CVC Uruguay”), Agroinvestment S.A. (“Agroinvestment”), Consultores Venture Capital Ltd. (“CVC Cayman”), Ifis Limited (“IFIS”), Inversiones Financieras del Sur S.A. (“IFISA”), Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria (“Cresud”), IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”), Tyrus S.A. (“Tyrus”), Jiwin S.A. (“Jiwin”), Efanur SA (“Efanur”) and Real Estate Strategies L.P. (“RES” and together with Elsztain, CAM, CVC Uruguay, Agroinvestment, CVC Cayman, IFIS, IFISA, Cresud, IRSA, Tyrus, Jiwin and Efanur the “Reporting Persons”) relating to the common stock, par value $0.01 per share (the “Common Stock”) of Condor Hospitality Trust, Inc., a Maryland corporation (“Condor”) issuable upon (a) the conversion of a $1,011,599 convertible promissory note (the “Note”) held by the Reporting Person (subject to a 49% ownership limitation provided under the Note), and/or (b) the exercise of 150,540 warrants held by the Reporting Person (subject to a 49.5% ownership limitation provided under the warrants). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Statement. From and after the date hereof, all references in the Statement to the Statement or terms of similar import shall be deemed to refer to the Statement as amended and supplemented hereby. Information regarding the ownership of Common Stock set forth herein is as of the close of business on March 2, 2017. The address of the principal executive offices of Condor is 1800 West Pasewalk Avenue, Suite 200, Norfolk, NE 68701.

Item 2.	Identity and Background

Item 2 is amended to add the following:

(d) None of the Reporting Persons nor, to their knowledge, any person named in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) within the last five years.

(e) During the last five years, none of the Reporting Persons nor, to their knowledge, any person named in Schedule A hereto, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.	Source and Amount of Funds or Other Considerations

Item 3 is amended to add the following:

On February 28, 2017, RES, IRSA and Condor entered into an agreement (the “Agreement”) pursuant to which Condor issued 487,738 shares of Series E Cumulative Convertible Preferred Stock (“Series E Stock”) on the same date as consideration for RES to convert its Series D Cumulative Convertible Preferred Stock (“Series D Stock”) into Common Stock. As of March 2, 2017, the Reporting Persons beneficially owned 21,543,948 shares of Common Stock, representing approximately 49% of the Condor’s outstanding voting stock. Subject to obtaining shareholder approval pursuant to the Nasdaq Marketplace Rules for the conversion price of the Series E Stock, the Series E Stock will be convertible, at the option of the holder, at any time on or after February 28, 2019, into Common Stock at a conversion price of $2.13 for each share of Common Stock, which is equal to the rate of 4.69 shares of Common Stock for each share of Series E Preferred Stock.

CUSIP No. 20676Y106	Page 16 of 28 Pages

Item 4.	Purpose of Transaction.

Item 4 is amended to add the following:

The amended information set forth in Item 3 above is incorporated by this reference. Aside from the forgoing, none of the Reporting Persons nor, to their knowledge, any person named in Schedule A, has any present plans or proposals that relate to or would result in any actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

For more information, please see Item 6 below.

Item 5.	Interests in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

All outstanding voting shares held by the Reporting Persons consist of 21,543,948 shares of Common Stock. The Reporting Persons also hold the Note convertible into 632,249 shares of Common Stock that are not included in the calculation because of a 49% ownership limitation in the terms of the Note. Also, the Reporting Persons beneficially owns 150,540 warrants, convertible into 150,540 shares of Common Stock not included in the calculation, pursuant to a 49.5% ownership limitation in the terms of the warrants. The Reporting Persons beneficially own 487,738 shares of Series E Stock which are not presently, or within 60 days, convertible into Common Stock.

(i)	Elsztain is the Chairman of the Board of Directors of IFISA, Cresud, CAM, CVC Uruguay, Agroinvestment, IRSA, Efanur, Jiwin and Tyrus, except for RES, a company in which Jiwin (a company wholly owned by IRSA) is the General Partner.

(ii)	Elsztain is the beneficial owner of 59% of IFIS by virtue of his indirect holdings in IFIS and powers of attorney granted to him. Elsztain also owns 85.0 of CAM which owns 0.0002% of Cresud and 100% of CVC Uruguay which in turn owns 0.0002% of Cresud’s shares and 100% of CVC Cayman. None of these companies directly own Common Stock. Elsztain also directly owns 0.0002% of IRSA’s outstanding stock and 0.02% of Cresud’s shares;

(iii)	CVC Cayman serves as the Investment Manager of IFIS;

(iv)	IFIS is the direct owner of 100% of the common shares of IFISA;

(v)	IFISA directly owns 30.79% of Cresud’s shares. IFISA does not directly own Common Stock. Furthermore, according to an agreement between Mr. Eduardo Elsztain, IFIS and Cougar Capital Strategies LLC., pursuant to which IFIS undertook to deliver to Cougar 1,955,870 American Depositary Receipts (hereinafter “Cresud Shares) of Cresud. As a result of the Settlement Agreement, on October 30, 2017 (i) Cougar shall have the right to sell to Elsztain all but not less than all of the Cresud Shares then-held by Cougar and (ii) Elsztain shall have the right to purchase all but not less than all of the Cresud Shares then-held by Cougar. Moreover, at any time from the date of the settlement agreement until the date of the exercise of the put/call option, Elsztain shall have a right of first offer if Cougar propose to transfer any Cresud Shares to any third party. Additionally, and pursuant the provisions of the Agreement, under certain circumstances Cougar undertakes to vote or cause to be voted the Cresud Shares as instructed by IFIS;

(vi)	Cresud directly owns 62.99% of IRSA’s common shares. Cresud does not directly own Common Stock;

(vii)	IRSA owns 100% of Tyrus’ and Efanur’s capital stock. IRSA does not directly own Common Stock;

(viii)	Tyrus owns 100% of the capital stock of Jiwin. Tyrus does not directly own Common Stock;

(ix)	Jiwin serves as general Partner of RES; Jiwin does not directly own Common Stock;

(x)	Efanur is the major limited partner of RES. Efanur owns directly 312,500 shares of Common Stock; and

(xi)	RES owns directly 21,231,448 Shares of Common Stock of Condor. RES owns directly 487,738 shares of Series E Stock, which is not presently, or within 60 days, convertible into 2,289,849 shares of Common Stock. RES holds directly the Note convertible for up to 632,249 shares of Common Stock, subject to the 49% ownership limitation and not currently convertible. Also, RES owns 150,540 warrants of Condor, with no voting rights, exercisable into 150,540 Common Stock of Condor, subject to a 49.5% ownership limitation.

CUSIP No. 20676Y106	Page 17 of 28 Pages

Given the foregoing, as of February 28, 2017, the Reporting Persons may be deemed to be currently the beneficial owners of 21,543,948 shares of Common Stock, representing approximately 49% of the voting stock of Condor. Also, the Reporting Persons may be deemed to be currently the beneficial owners of the Note, which is convertible for up to 632,249 shares of Common Stock, subject to the 49% ownership limitation, and 150,540 warrants, exercisable for 150,540 shares of Common Stock subject to the 49.5% ownership limitation.

(b)	Item 5(a) is incorporated herein by reference.

(c)	On February 28, 2017, Condor issued 20,282,225 shares of Common Stock to RES upon conversion of the Series D Stock, and issued 487,738 shares of Series E Stock to RES.

(d)-(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended to add the following:

The information set forth in Item 1 and Item 3 is hereby incorporated by this reference.

Pursuant to the Agreement, RES received 487,738 shares of Series E Stock. The Agreement also extended and amended certain existing registration rights held by RES to Common Stock issued on conversion of the Series D Preferred Stock, and issuable on conversion of the Series E Stock. Pursuant to the Agreement, a promissory note issued to RES in connection with the issuance of the Series D Stock in March 2016, bearing interest at 6.25% per annum, in the principal amount of $1,011,599 and convertible into 101,159 shares of Series D Stock (the “Note”) was amended so that it is convertible instead directly into 632,249 shares of Common Stock which would have otherwise been issuable upon conversion of such shares of Series D Preferred Stock. The Note was also amended so that interest will be paid on the Note only at times that preferred dividends are paid to the holders of the Series E Stock.

Additional provisions of the Agreement are described below.

Certain Future Offerings and Registration Rights

Pursuant to the Agreement, prior to March 16, 2021, and provided that the Series E Stock is outstanding and RES holds 14% or more of the voting control of Condor, then with respect to the issuance of Common Stock, or securities convertible into Common Stock (a “Future Offering”) (exclusive of the issuance of Common Stock with respect certain commitments, and certain existing long-term incentive plan or operating units of Condor’s operating partnership and certain future compensation awards), Condor will not without the consent of RES:

•	until an aggregate of $100 million of Common Stock has been sold, issue Common Stock below the price of $1.60 per share, or securities convertible into Common Stock with a real or effective conversion or strike price below $1.60 per share of Common Stock, and

CUSIP No. 20676Y106	Page 18 of 28 Pages

•	thereafter issue Common Stock below the price of $1.72 per share, or securities convertible into Common Stock with a real or effective conversion or strike price below $1.72 per share of Common Stock (each of the foregoing prices per share appropriately adjusted in the same manner as the conversion price of the Series E Stock is adjusted pursuant to the antidilution terms of the Series E Stock).

If RES does not consent with respect to a Future Offering that requires its consent, then Condor may make an irrevocable offer to to repurchase all shares of Series E Stock and Common Stock received by RES on conversion of Series E Stock and Series D Preferred Stock. The repurchase price will be equal to the greater of:

•	an aggregate amount equal to (A) 120% of the liquidation preference of Series E Stock beneficially owned by plus (B) 120% of the then-current conversion price of the Series E Stock for each share of Common Stock beneficially owned by that were issued upon conversion of any Series D Preferred Stock or Series E Stock, or

•	in exchange for the Series E Stock and Common Stock issued upon conversion of any Series D Preferred Stock and Series E Stock, an amount equal to 95% of the aggregate net asset value of Condor per share multiplied by the number of shares of the Common Stock beneficially owned by RES that were issued upon conversion of any Series D Preferred Stock and Series E Stock, and shares of Common Stock issuable upon conversion of Series E Stock (regardless of whether the Series E Stock is convertible at such time).

Such repurchase offer, if accepted by RES, will be conditioned upon, and the repurchase will occur concurrently with the closing of the Future Offering.

Board of Directors

If the outstanding shares of Series E Stock declines below 434,750 shares (47% of the original outstanding shares of Series E Stock), the holders of the Series E Stock will no longer have rights for a class vote to approve or consent to certain actions by Condor. If those voting rights are no longer available and RES holds 15% or more of the voting power of Condor, Condor has agreed to reduce the size of board of directors of Condor from its current size of nine member to seven members.

If size of the board of directors of Condor is reduced to seven members, RES’s current rights to designate directors for election to the board of directors based on its percentage of voting power to vote for election of directors would also change to the following:

Voting Ownership %	# of Director Designees
29% or more	3

Less than 29%

but 15% or more	2

Less than 15%

but 7% or more	1

CUSIP No. 20676Y106	Page 19 of 28 Pages

Liquidation Proposal

If a sale of Common Stock in a single offering of at least $50,000,000 or the sale of Common Stock in up to three separate offerings totaling at least $75,000,000 in the aggregate, in each case at a real or effective offering price of $1.60 per share (subject to the antidilution adjustment for the conversion price of the Series E Stock) or more has not occurred by March 16, 2021, RES may require Condor to submit a proposal to liquidate Condor to the shareholders, provided that the holders of the Series E Stock otherwise hold in the aggregate 50% of the voting power to approve such liquidation of Condor.

Shareholder Vote

On the specific items in the terms of the Series E Stock that are required to be submitted for shareholder vote at the next annual shareholders meeting of Condor, RES agreed to vote all shares of itsCommon Stock affirmatively on such matters. The aggregate voting power of RES and the other holder of Series E Stock voted affirmatively for such matters is sufficient to assure approval of such matters at the next annual shareholders meeting of Condor in May 2017.

Item 7. Material to be filed as Exhibits

3.1. Articles Supplementary to Condor’s Articles classifying and establishing the Series E Preferred Stock and filed as a supplement to the Amended and Restated Articles of Incorporation, as amended, of the Condor incorporated by reference to Exhibit 3.2 of the Current Report on Form 8-K filed by Condor on March 3,2017.

10.2	Agreement, dated as of February 28, 2017, by and among Real Estate Strategies L.P., IRSA Inversiones y Representaciones Sociedad Anónima and the Company incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by Condor on March 3, 2017.

10.3	Amendment dated February 28,2017 to $1,011,159 Promissory Note dated March 16, 2016.

CUSIP No. 20676Y106	Page 20 of 28 Pages

Schedule A

Eduardo S. Elsztain

Bolívar 108, 1st floor

(1066) Buenos Aires

Republic of Argentina

Citizen of Argentina

Directors of IFIS Limited

1.	Eduardo S. Elsztain Director Washington Mall West, 7 Reid Street, Hamilton HM 11, Bermuda. Citizen of Argentina	3.	Mariana Renata Carmona de Elsztain Director Washington Mall West, 7 Reid Street, Hamilton HM 11, Bermuda. Citizen of Argentina

2.	Saul Zang Director Washington Mall West, 7 Reid Street, Hamilton HM 11, Bermuda. Citizen of Argentina	4.	Alejandro Gustavo Elsztain Director Washington Mall West, 7 Reid Street, Hamilton HM 11, Bermuda. Citizen of Argentina

Directors of Consultores Venture Capital Uruguay S.A.

1.	Eduardo S. Elsztain (Chairman) Director Ruta 8K 17.500 Edificio@3 Local 003, CP 91609 Montevideo Republic of Uruguay Citizen of Argentina	3.	Olga Stirling Director Ruta 8K 17.500 Edificio@3 Local 003, CP 91609 Montevideo Citizen of Uruguay

2.	Eduardo Simon Bartfeld Director Ruta 8K 17.500 Edificio@3 Local 003, CP 91609 Montevideo Citizen of Uruguay	4.	Saul Zang Director Ruta 8K 17.500 Edificio@3 Local 003, CP 91609 Montevideo Citizen of Argentina

Directors of Consultores Assets Management S.A.

1.	Eduardo S. Elsztain (Chairman) Director Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina	3.	Mariana Renata Carmona de Elsztain Director Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina

2.	Saul Zang Director Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina	4.	Gerardo Tyszberowicz Alternate Director Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina

CUSIP No. 20676Y106	Page 21 of 28 Pages

Directors of Consultores Venture Capital Limited

1.	Eduardo S. Elsztain (Chairman) Director 89 Nexus Way, 2nd floor	2.	Saul Zang Director 89 Nexus Way, 2nd floor
	Camana Bay, P.O. Box 31106, SMB		Camana Bay, P.O. Box 31106, SMB
	Grand Cayman, KY1-1205, Cayman Islands		Grand Cayman, KY1-1205, Cayman Islands
	Citizen of Argentina		Citizen of Argentina

Directors of Inversiones Financieras del Sur S.A.

1.	Eduardo S. Elsztain Chairman of the Board Zabala 1422, 2nd floor (11500) Montevideo Republic of Uruguay Citizen of Argentina	3.	Eduardo Simon Bartfeld Director Zabala 1422, 2nd floor (11500) Montevideo Citizen of Uruguay

2.	Saúl Zang Director Zabala 1422, 2nd floor (11500) Montevideo Citizen of Argentina	4.	Olga Stirling Director Zabala 1422, 2nd floor (11500) Montevideo Citizen of Uruguay

Directors of Agroinvestment S.A.

1.	Eduardo S. Elsztain Chairman of the Board Colonia 810, Of. 803 (11000) Montevideo Republic of Uruguay Citizen of Argentina	3.	Eduardo Simon Bartfeld Director Colonia 810, Of. 803 (11000) Montevideo Citizen of Uruguay

2.	Mariana Renata Carmona de Elsztain Director Colonia 810, Of. 803 (11000) Montevideo Republic of Uruguay Citizen of Argentina

CUSIP No. 20676Y106	Page 22 of 28 Pages

Directors and Executive Officers of

Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

Directors

1.	Eduardo Sergio Elsztain Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	9.	Daniel E. Melicovsky Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

2.	Saúl Zang Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	10.	Alejandro Casaretto Director Moreno 877, 23rd Floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

3.	Alejandro Gustavo Elsztain Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	11.	Salvador Darío Bergel Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

4.	Gabriel Adolfo Reznik Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	12.	Gastón Armando Lernoud Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

5.	Jorge Oscar Fernández Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	13.	Enrique Antonini Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

6.	Fernando Adrián Elsztain Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	14.	Eduardo Kalpakian Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

7.	Pedro Damaso Labaqui Palácio Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

CUSIP No. 20676Y106	Page 23 of 28 Pages

Senior Management

1.	Alejandro Gustavo Elsztain Chief Executive Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	4.	Carlos Blousson Chief Executive Officer of the International Operation (Paraguay, Bolivia and Uruguay) Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

2.	Matías Iván Gaivironsky Chief Financial Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

CUSIP No. 20676Y106	Page 24 of 28 Pages

Directors and Executive Officers of

IRSA Inversiones y Representaciones Sociedad Anónima

Directors

1.	Eduardo Sergio Elsztain Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	11.	Mauricio Wior Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

2.	Saul Zang Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	12.	Mario Blejer Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

3.	Alejandro Gustavo Elsztain Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	13.	Ricardo Liberman Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

4.	Fernando Adrián Elsztain Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	14.	Gabriel A. Reznik Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

5.	Carlos Ricardo Estevez Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	15.	Salvador D. Bergel Alternate Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

6.	Cedric D. Bridger Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	16.	Enrique Antonini Alternate Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

7.	Daniel R. Elsztain Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

CUSIP No. 20676Y106	Page 25 of 28 Pages

8.	Marcos Moisés Fishman Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

9.	Fernando Rubín Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

10.	Gary S. Gladstein Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of USA

Senior Management

1.	Eduardo Sergio Elsztain Chief Executive Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	4.	Daniel R. Elsztain Chief Real Estate Business Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

2.	Matías Iván Gaivironsky Chief Financial Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

CUSIP No. 20676Y106	Page 26 of 28 Pages

Tyrus S.A.
1.	Eduardo S. Elsztain Chairman of the Board Colonia 810, Of. 403 (11000) Montevideo Republic of Uruguay Citizen of Argentina	3.	Alejandro Gustavo Elsztain Director Colonia 810, Of. 403 (11000) Montevideo Citizen of Uruguay

2.	Saúl Zang Director Colonia 810, Of. 403 (11000) Montevideo Republic of Uruguay Citizen of Argentina	4.	Olga Stirling Director Colonia 810, Of. 403 (11000) Montevideo Citizen of Uraguay

Jiwin S.A.
1.	Eduardo S. Elsztain Chairman of the Board Colonia 810, Of. 403 (11000) Montevideo Republic of Uruguay Citizen of Argentina	3.	Alejandro Gustavo Elsztain Director Colonia 810, Of. 403 (11000) Montevideo Citizen of Uruguay

2.	Saúl Zang Director Colonia 810, Of. 403 (11000) Montevideo Republic of Uruguay Citizen of Argentina	4.	Olga Stirling Director Colonia 810, Of. 403 (11000) Montevideo Citizen of Uraguay
Efanur S.A.
1.	Eduardo S. Elsztain Chairman of the Board Colonia 810, Of. 403 (11000) Montevideo Republic of Uruguay Citizen of Argentina	3.	Alejandro Gustavo Elsztain Director Colonia 810, Of. 403 (11000) Montevideo Citizen of Uruguay

2.	Saúl Zang Director Colonia 810, Of. 403 (11000) Montevideo Republic of Uruguay Citizen of Argentina	4.	Olga Stirling Director Colonia 810, Of. 403 (11000) Montevideo Citizen of Uraguay

CUSIP No. 20676Y106	Page 27 of 28 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED: March 3, 2017

Eduardo S. Elsztain		Consultores Assets Management S.A.

By:	/s/ Eduardo S. Elsztain	By:	/s/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
		Title:	Chairman of the Board

IFIS Limited		Consultores Venture Capital Limited

By:	/s/ Eduardo S. Elsztain	By:	/s/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
Title:	Director of the Board	Title:	Director of the Board

Inversiones Financieras del Sur S.A.		Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/s/ Eduardo S. Elsztain	By:	/s/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
Title:	Chairman of the Board	Title:	Chairman of the Board

Consultores Venture Capital Uruguay		Efanur S.A.

By:	/s/ Eduardo S. Elsztain	By:	/s/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
Title:	Chairman of the Board	Title:	Chairman of the Board

Tyrus S.A.		Agroinvestment S.A.

By:	/s/ Eduardo S. Elsztain	By:	/s/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
Title:	Chairman of the Board	Title:	Chairman of the Board

Real Estate Strategies L.P.		Jiwin S.A.

By:	Jiwin S.A., its general partner

By:	/s/ Eduardo S. Elsztain	By:	/s/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
Title:	Chairman of the Board	Title:	Chairman of the Board

Irsa Inversiones y Representaciones Sociedad Anonima

By:	/s/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain
Title:	Chairman of the Board

CUSIP No. 20676Y106	Page 28 of 28 Pages

Exhibit Index

3.1.	Articles Supplementary to Condor’s Articles classifying and establishing the Series E Preferred Stock and filed as a supplement to the Amended and Restated Articles of Incorporation, as amended, of the Condor incorporated by reference to Exhibit 3.2 of the Current Report on Form 8-K filed by Condor on March 3, 2017.

10.2	Agreement, dated as of February 28, 2017, by and among Real Estate Strategies L.P., IRSA Inversiones y Representaciones Sociedad Anónima and the Company incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by Condor on March 3, 2017.

10.3	Amendment dated February 28,2017 to $1,011,159 Promissory Note dated March 16, 2016.